Exhibit 99.2

SAI TIME 2022 Transcript

Dear everyone, thanks for joining us on our first annual corporate event SAI TIME 2022. I’m Arthur Lee, the founder and CEO of SAI.TECH, and I hope you will enjoy today’s presentation.

I’m going to start by introducing myself and speaking about my academic background, which led me to create this company and its business. I majored in Energy and Environmental Engineering Systems at Zhejiang University, where I learned about thermodynamics, which I believe is the fundamental theory of energy and our world. Based on it, I also developed my own philosophy called Energism, a term which was first coined by Friedrich Wilhelm Ostwald, a German chemist who won the Nobel prize a century ago.

Mr. Hermann von Helmholtz, one of the pioneers of The First Law of Thermodynamics, which is also known as the Law of Conservation of Energy, states that energy cannot be created or destroyed; the total quantity of energy in the universe stays the same.

Mr. Rudolf Clausius, one of pioneers who laid the foundations for The Second Law of Thermodynamics, which establishes the concept of entropy and proves that entropy always increases in an isolated system. Hot things tend to be cool, unless you input new energy to keep it hot. This means, creating value is the process of consuming energy, we have to use energy to produce negative entropy.

Mr. Walther Nernst developed The Third Law of Thermodynamics, which describes the condition of temperature and theorizes that we could never reach absolute 0 kelvin.

Finally, we come to Energism, introduced by Mr. Friedrich Wilhelm Ostwald, states that energy itself is the only fundamental in the universe. This theory can really inspire us as we are now under a great climate change challenge. Society is empowered by energy and we need more innovation to enhance its efficiency and explore sustainable energy.

The world has experienced three industrial revolutions, with each revolution being powered by a better source of energy. Coal, petrol and natural gas, together called fossil fuel, each has a greater energy density in comparison to wood. We have learned how to exploit and burn more fossil fuels over the years, and over time handwork has been replaced by machine-work.

The discovery of electricity, which is of a higher quality than fossil fuels and easier to control precisely, brought us into the second industrial revolution. While the discovery of electricity brought us into the second industrial revolution, it has also had the negative effect of producing a lot of carbon emissions which has brought disorder to the planet.

However, with the development of semiconductors and computers, we are now able to convey information and value through the transmission of electrons rather than atoms. This has led to huge savings in energy, and the breakthrough of time and space. As our demand for computing power increases, our planet cannot afford the increased burning of fossil fuels for electricity.

However, energy is limited. Even in the computing industry, we need to shift our dependence away from unsustainable fossil fuels to clean energy and make computing sustainable.

The third industrial revolution, also known as the silicon-based world, is more efficient in all aspects than a carbon-based world. For example, just compare the ease with which we send communications and correspondences in the present to the length of time required in the past. Over a century ago, a correspondence would take up to a month or more to be received by the intended recipient, whereas now the same exchange takes seconds. We need greater innovation to find more energy and improve energy efficiency to empower a silicon-based future, or technically, our computing activities.

So, let’s dive into the computing process, where we will focus on the process of Bitcoin mining. Bitcoin mining has the same procedure as other kinds of computing. We need to focus on the cost of mining rigs and electricity mainly.

This formula explains the process in a simplified way. Electricity plus data as the input, converted by chips and its embedded algorithms, gives us the computing result, which is value, such as validation of Bitcoin transactions, and then, heat.

In fact, since chips are just resistors, from an energy perspective, they transform 99% of electricity into heat. It’s great thermal efficiency, because most traditional fossil fuel boiler systems that we are still using only have efficiencies of between 65-70%.

With no doubt, electricity is the major cost of computing. Currently, global traditional datacenters consume 1% of total electricity output, which is expected to grow to 3%-13% in 2030. Although challenged by most people, the Bitcoin mining datacenters are together accounting for 0.5% consumption of global electricity usage today, with a 74% clean energy penetration rate, which is much higher when compared to other industries.

An undervalued part of this process is the waste heat, which is where SAI’s innovation comes from. All chips or datacenters need cooling, because chips are resistors that convert 99% electricity into heat. Most traditional datacenters are still using air cooling or fan cooling, which is a low efficiency cooling method with an average PUE above 1.5. This means 1 part electricity for computing requires 0.5 part for cooling.

On the other hand, our entire world requires a lot of heat -- warm and cozy rooms, airports, greenhouses -- we use 50% of the total energy to get heating services, and around 40% of global carbon emissions are generated by that procedure.

Satoshi Nakamoto, the person who developed Bitcoin and released the Bitcoin white paper, proposed a theory on BitcoinTalk a decade ago. In his theory, he explains, “The heat from your computer is not wasted if you use it to heat your home. If you’re using electric heating where you live, then your computer’s heat isn’t a waste. The heating cost is equal if you use the heat from your computer. If you use cheaper heating methods, the waste is merely the difference in cost. If it is summer and you’re using an air conditioner, then it’s twice. Bitcoin generation should end up where it’s cheapest. Maybe that will be in cold climates where there’s electric heat, where it would be essentially free.” This theory from 12 years ago is no longer an imaginary future. Through years of practice, SAI has realised this vision through recycling heat and energy. Next, I present a video about SAI.

Now, let me introduce our SAIHUB solution, an integrated and decentralized solution composed of 4 parts. It is created to reduce the major costs in the mining process and build a more efficient and sustainable infrastructure for Bitcoin mining.

This is how our SAIHUB was developed. The first generation of SAIHUB used 16nm chips. The power was 50kw, with hash rates around 350T. It could reuse waste heat for single house heating services. The second generation of SAIHUB was a step forward. It adopted 7-8nm chips, with the power for a single SAIHUB being around 250kw, and hash rates leaping to 5P. This is enough to recycle the heat for a small community or an agricultural greenhouse, thus allowing us to provide large-scale heating services.

Now we have launched SAIHUB 3.0, the latest generation of our solution, which is more efficient, digitalized and customized. To improve efficiency, we plan to adopt 5nm chips, which could go down to 3nm chips in the future. Also, we will release our mobile application for cloud management, in which mining pools, wallets and browsers will be open-sourced and integrated. Furthermore, we will cooperate with chip and miner manufactures to build the next generation hash board and power supply based on our SAIHUB solutions. Let’s take a closer look at the 4 components of our SAIHUB 3.0 now.

CAB is a better boiler that we developed for the heating industry. It has two main features:

1. A liquid-cooling system that is 5 times more efficient than air cooling. Hundreds of fans are replaced with 1 - 2 circulating water pumps, so that there is less noise and it is dust free. It is easier to maintain for the mining operator as well.

2. Waste heat utilization. We can reuse 85% - 90% of heat from the miner and provide hot water for heating services. Our CAB is a better heating source that could replace electric boilers, which is suitable for residential and agricultural heating scenarios.

BOX is a foldable and portable mining rig that provides an efficient way to turn excess energy into Bitcoin assets. The foldable structure makes it 7 times as portable as other containers. The simple installation procedure allows it to greatly save labour, time, and cost.

APP is an “all in one” cloud management master. With our APP, you can easily manage your assets, mining progress, energy and safety. For asset management, APP works as a decentralized wallet that allows users to manage their digital assets on their phone. The APP’s mining management service provides access to mainstream mining pools and blockchain browsers, so that there is no need to download any additional apps or browsers.

For energy management, the APP includes various sensors and real-time displays of power and heat, through which you can easily see how much electricity you have consumed as well as the running status of your mining rigs. For safety management, the APP is equipped with remote controls, letting users manage safety utilities remotely. Finally, our APP is compatible with mainstream cold wallet products, allowing users to store their digital assets in a “safe deposit box”.

The SAIHUB PCB for hash board has 3 core features:

1. Intensive - It will be customized with high chip density and with good layout of components.

2. Efficient - Our PCB is made to meet the maximum efficiency so that it can host more chips in each PCB. We also adopt a standard structure for the chips that makes it suitable for overclocking.

3. Stable - It is designed for highly efficient liquid cooling, which lowers the rate of damage. Additionally, we will find advanced power supply solutions to adapt a liquid cooling system.

We have prepared a video to present SAIHUB. Now, let’s turn our attention to the video.

The second part of our business that we want to introduce is SAIBTC. SAIBTC is a clean mining fund and a better way to own Bitcoin. There are many reasons to choose Bitcoin as a digital asset. But how can we obtain Bitcoin? By mining or trading? We think mining is a better way to own Bitcoin.

Mining is an investment procedure. When you invest in mining you become a shareholder of a decentralized bank. So, you must profit from this issue and settle procedure. The second aspect is that through mining, you can get cheaper Bitcoins, which is good for large-scale institutional investors.

I hope SAI will become your best partner when mining Bitcoin. We are professional and experienced, in both procedure and resources. We have a transparent and reliable management, which we believe will better guarantee our customers’ profit.

Here you can see the step-by-step services that we provide for our customers.

We provide services at all stages, from the point of procurement to the transportation, installation, and activation of the rigs, operation and maintenance, output and distribution, and up until disposal and circulation.

The third program I want to introduce today is SAILAB. SAILAB is our scientific hub of mining and crypto industry news. It is dedicated to produce in-time news, accurate analysis and neutral industry trends. As we heard that many in both the media and the public think that the Bitcoin mining industry is costly and wasteful. In some countries, the industry is facing tough regulations. Even progressive figures, such as Elon Musk, thought Bitcoin mining was not clean. However, when we look at the scientific data, Bitcoin mining uses 40% - 50% clean power to power the bitcoin mining industry, showing that there is a huge potential for a clean transition to a cryptocurrency infrastructure.

Our company’s name, SAI, was created by taking the initial letter of the following three words: sustainable, available, and innovative. They are not only the developing philosophies of the company, but also represent the three missions that we as a clean-tech company are trying to accomplish. That is, sustainable mining, available power, and innovative heating.

Our first mission is with regards to sustainable mining. Bitcoin mining today mainly uses 5-8nm chips, which are highly effective but also require incredible amounts of energy. As the chips get more and more powerful, they will consume more energy. This is because no matter how much technology advances, it cannot escape the fundamental law of the Conservation of Energy.

As explained by the laws of thermodynamics, increasing computing power means increasing energy consumption, which in today’s society means increasing fossil fuel consumption. However, the continued use of fossil-fuels is not sustainable. There needs to be a long-term sustainable approach to underpin the silicon-based future. How can we decrease carbon emissions and re-use energy as much as possible without an alternative source of energy? This is SAI’s first mission - building a sustainable mining infrastructure with sustainable energy.

Our second mission is called “Available Power”. Clean power is currently too unstable for computing, due to it being reliant on fluctuating forces of nature. Additionally, clean power stations are mostly built in remote areas, so the costs of construction, maintenance, and transportation are relatively high. We found that use of clean powers is oftentimes not cheap, not stable, and not reliable for computing. So, we think that sustainable mining needs sustainable power. Through Bitcoin mining and our integrated solutions, we allow clean power to be monetized into digital assets on site, instead of wastage or storage.

The last mission, Innovative heating, is our top priority. Through waste heat recovery technology, we can save as much as 50% of the energy consumed and decrease the cost of both the computing and heating industries. The waste heat from chips is collected and put into various heating application scenarios, which can reduce our dependence on fossil fuels for heating purposes, which accounts for 40% of global carbon emissions. These three missions summarize the problems SAI intends to solve in order to provide for a green mining future.

Also, SAI takes ESG principles very seriously. We are fully committed to the principles of environmental, social and corporate governance. We released our 2021 sustainability report, as well as our carbon footprint report, proving our commitment to a sustainable future. We aim to be on the forefront of the transition, away from fossil fuels in the energy industry. We also plan to provide carbon audit services to industry players, which is an important step on the way toward carbon neutrality.

We talked a bit about Energism earlier. Next, I will introduce to you to how the SAI team employs this concept and how we strive to become energists as we cooperate with our partners. The two core concepts that guide our actions are open source and decentralization.

We think open source is a radical concept, allowing explosive innovation, through the free flow of information between peers. We at SAI are committed to employing the power of open source to lead innovation in the new frontier of human progress. Open source allows us to attract and employ the most intelligent and efficient solutions to the problems facing us. In the spirit of open source, we are willing to open all of our patents and innovations with our partners.

The second concept is decentralization. We think energy can be seen as a decentralized resource scattered all over the world, with various means of extraction. It is our goal as humans to cooperate to find new means of extracting and collecting energy for the benefit of all mankind. These two concepts together with the concept of Energism, make up what we at SAI call Energist, our guiding principle for carrying the company into the forefront of future tech.

SAI’s internal strategy is summarized by the word TREE, representing teamwork, risk control, expenditures and equity. Since the establishment of the company, our team members have worked with distributed coordination around the world. We aim to build a strong and highly efficient team.

Meanwhile, our company structure is organized as a Fibonacci tree, as you can see on the screen. Different branches represent different teams of the company. For example, SAIHEAT, SAIWATT, SAIBYT are like leaves on the tree, finding power, heating and computing resource. SAIHEAT focuses on liquid cooling and the heating reuse system. SAIWATT is responsible for finding more clean power and assistance for the operations. SAIBYTE works on developing the computing software ecosystem. SAICHIP aims to find access to improve the chip’s efficiency.

SAIMETA mainly concentrates on Marketing, ESG, Transaction and Acquisition.

SAIFIAT and SAIFOCI are like the trunk of the tree, providing a foundation for risk management and balanced expenditures for the company. SAIFIAT plays a significant role in Fundraising, Issuance, Auditing and Trading. While SAIFOCI is responsible for facility, organization, compliance and integration.

SAI aims to cultivate the seeds of the green energy revolution through the employment of efficient mining techniques. We imitated the plant photosynthesis to form our own business logic, which we refer to as mining photosynthesis. The electricity and fund play the role of CO2 and water. The chips together with the algorithm resemble the chloroplast. The bitcoin generated by this procedure resembles the organics. Lastly, the heat for a miner is like the oxygen for creatures.

SEED represents the DNA of our cooperation model with partners, that is, SAI + Energy + Energist + DAO. By collaborating with clean power providers, large-scale miners and heating operators, we strive to integrate these fields and create the most efficient Bitcoin mining solutions. As for DAO, which means decentralized autonomous organization, we naturally protect our customers, investors and partners as we build a mining forest on a global scale. Now let’s turn our attention to a short video to illustrate these concepts.

Next, let me briefly introduce myself. I was born in 1993 and have always had a passion for entrepreneurship. I dropped out of university to put my ideas into practice, by creating my own business revolving around cryptocurrency mining and green energy. I also published a book called Computing, discussing the future of computing and energy. This is what grew into SAI, the company I’m running today. My second book, Energism, is coming soon. In Energism I will further discuss applications from the concept of energy science. Please look forward to it.

Here are our experienced and professional creators of the company. They are responsible for the different branches of our operations. We fight shoulder to shoulder to advance our company’s goals together. We are an equal opportunity company that encourages members and experts, from all backgrounds, to join us in the future.

As for our holders, we are financially backed by many highly influential investors. BitMain and ZHENCHENG Capital are our strategic investors. Taking this opportunity, I would like to express my gratitude to BitMain, the world-leading mining manufacturer. They have given us so much support. I would also like to thank ZHENCHENG Capital for their support on the capital market. We are also immensely grateful for the support that all of the investors have given us. For the future, we would love to welcome more investors who are interested in joining us.

We have an international and diverse builder team. The team consists of 18 motivated, talented young members, who are located all over the world, and are a strong fighting force. The average age of the team is 31 years old, with 40% of the team members being female. They are ambitious and working to help shape the green future and make the world better.

As we near the end of the presentation, I am beyond excited to announce the most uplifting news of today. Again, we would like to extend our immense gratitude and appreciation to all of our global investors, business partners, and team members. Thank you all for your support and hard work, which has been instrumental in making SAI come this far. SAI will march into the global market and serve more global customers in the future.

In closing, let me share my favourite quote from John D. Rockefeller who innovated the modern energy structure of oil and petrol. He said, “Our destiny offers not the cup of despair, but the chalice of opportunity.” A new era is coming. With the advent of web 3.0, we have great challenges and great opportunities. It is now our time to take the chalice of opportunity and start a new energy revolution.

Visit our website today and join us in making the world better. Thank you!

Cheering Messages from Early Financial Investors (video clips stating congrats to SAI):

I am pleased to extend my congratulations on the SAI TIME 2022 virtual release. I have witnessed SAI’s business take off over the last year, and I am glad to join this exciting journey with SAI. I wish SAI even greater success in the coming days.

Hello SAI.TECH family, I am thrilled to be able to witness SAI’s remarkable achievement of being listed on Nasdaq. As the company enters a new phase, I wish SAI the best for the journey ahead.

Hello to all members of the SAI.TECH family. I am so grateful to join this exciting journey with you. With your courage, persistence, and determination, I believe SAI will have a greater year in 2022.

Congratulations on another successful year of operations! I’m incredibly excited to see SAI develop further this year and can’t wait to see their vision of a green future for crypto realized.

I’d like to wish the people at SAI a happy new year. I’m incredibly excited about the work you’ve done and look forward to seeing your business take the Bitcoin industry by storm.

Congratulations to the people at SAI for a great year of business and innovation! The SAI business model is getting ready to revolutionize Bitcoin mining, and I highly anticipate seeing your great progress in 2022.

Forward-Looking Statements

This script includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. TradeUP Global Corporation’s (“TradeUP”) and SAITECH Limited’s (“SAI” or the “Company”) actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, TradeUP Global’s and SAITECH’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction of the closing conditions to the proposed business combination and the timing of the closing. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside TradeUP Global’s and SAITECH’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to : (1) the outcome of any legal proceedings that may be instituted against TradeUP Global and SAITECH following the announcement of the Business Combination Agreement and the transactions contemplated therein; (2) the inability to complete the proposed business combination, including due to failure to obtain approval of the shareholders of TradeUP Global, approvals or other determinations from certain regulatory authorities, or other conditions to closing in the proposed business combination; (3) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transactions contemplated therein to fail to close; (4) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (5) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably and retain its key employees; (6) costs related to the business combination; (7) changes in applicable laws or regulations; (8) the possibility that SAITECH or the combined company may be adversely affected by other economic, business, and/or competitive factors; (10) the impact of COVID-19 on SAITECH’s business and/or the ability of the parties to complete the business combination; and (11) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the business combination, including those under “Risk Factors” in the Registration Statement, and in TradeUP’s other filings with the SEC. TradeUP cautions that the foregoing list of factors is not exclusive. TradeUP cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. TradeUP does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Important Additional Information

This communication may be deemed solicitation material in respect of the proposed business combination between TradeUP, TGC Merger Sub and SAITECH. This communication does not constitute a solicitation of any vote or approval. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed business combination, on October 21, 2021. TradeUP Global filed a Registration Statement on Form F-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission’s (“SEC”), which includes a preliminary prospectus and preliminary proxy statement. TradeUP Global may also file other documents with the SEC regarding the proposed business combination. TradeUP Global will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that TradeUP Global will send to its shareholders in connection with the proposed business combination. Investors and security holders of TradeUP Global are advised to read, when available, the proxy statement/prospectus in connection with TradeUP Global’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve the proposed business combination (and related matters) because the proxy statement/prospectus will contain important information about the proposed business combination and the parties to the proposed business combination. The definitive proxy statement/prospectus will be mailed to shareholders of TradeUP Global as of a record date to be established for voting on the proposed business combination. TradeUP Global’s shareholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: TradeUP Global Corporation, 437 Madison Avenue, 27th Floor, New York, New York 10022, (732) 910-9692.

Participants in the Solicitation

TradeUP Global and its directors and executive officers may be deemed participants in the solicitation of proxies from TradeUP Global’s shareholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in TradeUP Global is contained in TradeUP Global’s final prospectus filed with the SEC on April 30, 2021, and is available free of charge at the SEC’s web site at sec.gov, or by directing a request to TradeUP Global Corporation, 437 Madison Avenue, 27th Floor, New York, New York 10022, (732) 910-9692. Additional information regarding the interests of such participants is included in the proxy statement/prospectus contained the Registration Statement.

SAITECH and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of TradeUP Global in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination is included in the proxy statement/prospectus contained the Registration Statement.

No Offer or Solicitation

This transcript is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of TradeUP Global or SAITECH, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.